

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 23, 2016

Via E-mail
Charles D. Boynton
Executive Vice President and Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

> **Re:** **SunPower Corporation**
> **Form 10-K for Fiscal Year Ended January 3, 2016**
> **Filed February 19, 2016**
> **Form 10-Q for the Quarterly Period Ended July 3, 2016**
> **Filed August 10, 2016**
> **Form 8-K dated August 5, 2016**
> **Filed August 9, 2016**
> **File No. 001-34166**

Dear Mr. Boynton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 3, 2016

Item 8. Financial Statements

Note 18. Segment and Geographic Information, page 135

1.   You disclose that your CODM reviews segment revenue and gross margin after adjustments to reflect the substance of some of your revenue generating transactions. In future filings please expand your disclosure about adjustments to revenue and gross margin to separately describe the nature of each individual measurement and accounting policy difference and to quantify the amount of each of those reconciling differences

between the amounts reviewed by your CODM and amounts measured according to GAAP. Refer to ASC 280-10-50-29b and 280-10-50-31.

2.   In addition, the narrative about the tabular data on page 135 identifies certain other items that are excluded from the segment information reviewed by your CODM, such as interest, other gains and losses, accelerated depreciation and amortization. However, it is not clear whether or how each of those identified items is included in the reconciliations presented on page 136. In future filings, please clarify your disclosure to separately quantify and describe the nature of each significant reconciling item. Refer to ASC 280-10-50-31.

Form 10-Q for the Quarterly Period Ended July 3, 2016

Item 1. Financial Statements

Note 15. Segment and Geographical Information, page 40

3.   We note your disclosure that you have three reportable segments, namely the Residential Segment, the Commercial Segment and the Power Plant Segment. On page 42 you present a measure of Total EBITDA, including corporate and unallocated. Because of the presentation format, it appears that you have presented a non-GAAP measure of consolidated adjusted EBITDA in the notes to financial statements. In future filings please revise your presentation to reconcile total reportable segment profit or loss, excluding corporate and unallocated, to consolidated pretax income. Refer to ASC 280-10-50-30b and ASC 280-10-55-49.

4.   We note that in addition to presenting a measure of segment gross margin you now also present a measure of segment adjusted EBITDA as a performance measure used by the CODM to assess segment performance. Please explain to us whether there was a change in the segment measures used by your CODM in evaluating segment performance and explain to us your consideration of the disclosure guidance from ASC 280-10-50-28.

Form 8-K dated August 5, 2016

Non-GAAP Adjustments Based on IFRS

5.   We note that you adjust your non-GAAP measures to record the revenue and profit of certain transactions utilizing IFRS. Please clarify to us whether these adjustments represent all of the differences between U.S. GAAP and IFRS for both revenues and expenses. If your adjustments only relate to the differences between U.S. GAAP and IFRS for the specific transactions discussed in this section, tell us why this should not be considered an individually tailored recognition method. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Other Non-GAAP Adjustments

6.   We note that you include "other" adjustments which appear to be comprised of several adjustments in one line making it difficult to fully understand the nature and amounts of each of your non-GAAP adjustments. Please revise your disclosure in future earnings releases to present each material adjustment separately in your reconciliation. Alternatively, you may quantify the adjustments in the footnotes.

EBITDA

7.   Please revise your presentation in future filings to label "EBITDA" as "Adjusted EBITDA." Also, tell us why you only adjust for cash interest expense in your calculation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lynn Dicker at (202) 551-3616 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery